SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-held Company

CNPJ No. 43.776.517/0001-80

NIRE No. 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with the provisions of Resolution No. 44, dated August 23, 2021, as amended, issued by the Brazilian Securities Commission (“CVM”), hereby informs its shareholders and the market in general that, at a meeting held on December 18, 2025, the Company’s Board of Directors unanimously approved, without any restrictions or reservations:

(i)	the payment of interest on equity to the Company’s shareholders, in the total gross amount equivalent to R$ 1,798,000,000.00 (one billion, seven hundred and ninety-eight million reais) (“JCP’’); and

(ii)	the increase of the Company’s capital stock in the amount of R$ 2,810,000,000.00 (two billion, eight hundred and ten million reais), within the limit of the authorized capital, pursuant to article 3, paragraphs 3 and 5 of its Bylaws, through the capitalization of part of the balance of the Company’s profits reserves, upon the issuance of 20,264,000 (twenty million, two hundred and sixty-four thousand) new registered, book-entry common shares with no par value, to be distributed to the Company’s shareholders pursuant to article 169 of the Brazilian Corporations Law (“Capital Increase”), at the ratio of 0.029646975 new common shares for each common share they hold in the final shareholding position on December 23, 2025.

Additional information regarding the resolutions mentioned above can be found in the minutes of the Board of Directors’ meeting held on December 18, 2025 and in the respective notice to shareholders and notice to the market disclosed in accordance with applicable regulations, all available at the Company’s headquarters and on its Investor Relations website (https://ri.sabesp.com.br/), as well as on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Brazilian Securities Commission (www.cvm.gov.br).

São Paulo, December 19, 2025

DANIEL SZLAK

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 19, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.